Filed by iManage, Inc. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: iManage, Inc.

Commission File No.: 0-28041

The following is a series of slides that have been and will be presented by iManage’s management in presentations regarding the proposed merger between Interwoven, Inc. and iManage, Inc. announced on August 6, 2003.

[LOGO]

iManage and Interwoven Merger

Transaction Overview /

Financial Strength of Combined Company

Safe Harbor Disclaimer	[LOGO]

During the course of this presentation, we may provide forward-looking statements regarding iManage’s and Interwoven’s financial results, products and other business developments that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from those referred to in the forward-looking statements. The forward-looking statements made in this presentation are based on information known to us today and we do not undertake any obligation to update them.

We refer you to iManage’s and Interwoven’s periodic filings with the Securities and Exchange Commission, including the Form S-4 filed relating to the merger and the companies most recent Form 10-K, Form 10-Q and Form 8-K. These documents identify important risk factors that could cause actual results to differ materially from those contained in our projections and other forward-looking statements.

Two Industry Leaders Merge

iManage

- Leader in document management (DM) and collaboration
- Only 100% Java and J2EE compliant DM application
- 1,300 blue chip customers

JONES DAY
HOLLAND & KNIGHT LLP
FOLEY & LARDNER ATTORNEYS AT LAW
FRESHFIELDS BRUCKHAUS DERINGER

INTERWOVEN

- Leader in Web Content Management and Digital Asset Management
- First and only services-oriented architecture
- 1,250 blue chip customers

Ford
Shell
Altria
SCHERING making medicine work
SIEMENS
CREDIT SUISSE FIRST BOSTON

Relationship Evolution:

Two Industry Leaders Merge	[LOGO]

[LOGO]	[LOGO]
• Leader in document management (DM) and collaboration	• Leader in Web Content Management and Digital Asset Management

• Only 100% Java and J2EE compliant DM application	• First and only services-oriented architecture

• 1,300 blue chip customers	• 1,250 blue chip customers

[LOGO]	[LOGO]

Relationship Evolution:

•	Reseller relationship announced in Q1 2003

•	WorkSite-TeamSite product integration completed in Q2 2003

•	Merger announced in Q3 2003

Strategic Rationale for Merger	[LOGO]

[LOGO]	Combined company delivers the industry’s Next-Generation Enterprise Content Management (ECM) Company:
One software vendor that delivers end-to-end content lifecycle management:
■ Most compelling, integrated product suite
=> DM, Collaboration, RM, WCM, DAM, Fastest time to business impact
■ Low total cost of ownership / scalable platform
Transaction will accelerate revenue and cost synergies through:
■ Combined financial strength and viability
■ Product and technology synergies
■ Cross-sell and up-sell opportunities

[LOGO]

Expected Revenue/Cost Synergies

Customers & Industries

■     2,500 customers with little overlap; strong cross-sell and up-sell potential

■     iManage’s professional services and vertical strength complements Interwoven’s financial services, government and manufacturing strength

Markets & Channels ■ Extend iManage to Asia-Pacific and further extend in EMEA ■ Leverages Interwoven’s strategic SI relationships, with iManage’s industry-specific, regional consulting partners
Financial Strengths
■ Combined critical mass to capitalize on synergies, extend product depth, and deepen our relationships with customers
Partners		Technologies
■ Ideal marriage of collaboration, DM, WCM, DAM and RM ■ Extend collaboration across entire platform ■ Extend DM capabilities with intelligence and distribution		■ Next-generation Java-based architecture throughout ■ More broadly leverage Interwoven’s expertise in Services-Oriented Architecture

[LOGO]

Transaction Review

■	Transaction value – $171M (fully diluted) (1)

■	$29M in cash

■	$142M in stock and assumed options

■	Ownership in combined entity (using basic shares outstanding):

■	67% Interwoven shareholders

■	33% iManage shareholders

■	Expected closing 4Q 2003

■	Subject to regulatory approvals

(1)	Based on August 5, 2003 closing price.

[LOGO]

Strong Combined Revenues

■	Combined company will have strong revenues:

=>	Trailing twelve months revenues	$155.6 million
=>	2004 analyst revenue estimates	$170.0 million	(1)

■	Combined company will be 62nd largest software company

=>	Historical revenue of $155.6 million will rank combined company as 62nd largest company out of top 100 software companies

(1)	First Call analyst estimates

Strong Balance Sheet	[LOGO]

Balance sheet position for combined company: (1)

Cash and investments	$160 million

Total assets	$438 million

Stockholders equity	$327 million

(1)	Balance sheet based on June 30, 2003 and assuming preliminary purchase price allocation. See Form S-4 for further details

Summarized Financial Strength of Combined Company:	[LOGO]

•	Laser focus on ECM

-	100% revenue generated by Enterprise Content Management software & services

•	Over 2,500 customers

-	Leverage cross-sell and up-sell opportunities; little overlap

•	Combined revenue of $155MM

-	62nd largest software company in the world

•	Significant synergies expected

-	Both cost and revenue synergies

•	Strong balance sheet

-	Cash position of ~ $160MM

•	Committed to profitability

-	Top priority to achieve in near term

[LOGO]

Questions & Answers

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

On August 27, 2003, in connection with the proposed merger transaction involving Interwoven and iManage, Interwoven filed with the SEC a Registration Statement on Form S-4 containing a joint proxy statement/prospectus. Any offer of securities will only be made pursuant to a final joint proxy statement/prospectus. Investors and security holders are urged to read this filing because it contains important information about the reorganization transaction described herein. Investors and security holders may obtain free copies of this document and other documents filed with the Securities and Exchange Commission at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the Interwoven documents filed with the SEC by contacting Interwoven Investor Relations, Interwoven, Inc., 803 11th Avenue, Sunnyvale, CA 94089, 408-530-7009, investor.relations@interwoven.com. Investors and security holders may obtain free copies of the iManage documents filed with the SEC by contacting iManage Investor Relations Department, 950 Tower Lane, Suite 500, Foster City, CA 94404, 650-577-6500, investors@imanage.com.

The officers and directors of Interwoven and iManage may have interests in the merger, some of which may differ from those of the stockholders of Interwoven and iManage generally. In addition, Interwoven and iManage, their respective directors, officers and employees may be deemed to be participants in the solicitation of proxies in favor of the merger from the stockholders of Interwoven and iManage. Information about the directors and officers of Interwoven and iManage and the interests they may have in the merger is available in the joint proxy statement/prospectus which is included in the Registration Statement on Form S-4 filed by Interwoven with the SEC on August 27, 2003. Additional information regarding the directors and executive officers of Interwoven is also included in the proxy statement for Interwoven’s 2003 annual meeting of stockholders filed with the SEC on April 28, 2003. Additional information regarding the directors and executive officers of iManage is also included in the proxy statement for iManage’s 2003 annual meeting of stockholders filed with the SEC on April 25, 2003.

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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

The presentation which is the subject of this filing contains forward-looking statements that are subject to risks, uncertainties and other factors that could be deemed forward-looking statements and could cause actual results to differ materially from those referred to in the forward-looking statements. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. For example, statements of expected synergies, industry ranking, combined revenues, timing of closing, and execution of product integration plans are forward-looking statements. Risks, uncertainties and assumptions include the possibility that the Interwoven/iManage merger does not close or that prior to the closing of the proposed merger, the businesses of the companies suffer due to uncertainty; the market for the sale of certain products and services may not develop as expected; that development of these products and services may not proceed as planned; that Interwoven and iManage are unable to transition customers, successfully execute their integration strategies, or achieve planned synergies; lack of market acceptance of the iManage or Interwoven platform and suite of products, failure of the market for content management software to develop and grow as quickly as expected; delays and difficulties in introducing new products and enhancements to address the needs of specific vertical markets; the introduction of new products or services by competitors that could delay or reduce sales; the failure of reseller and OEM programs to develop as expected; the impact of world and geopolitical events on sales cycles and transaction closure rates; and actual or perceived declining economic conditions that could negatively affect sales and profits. Additional information concerning factors that could cause Interwoven’s and iManage’s respective actual results to differ materially from those contained in the forward-looking statements or elsewhere can be found in the joint proxy statement/prospectus filed by Interwoven with the SEC on August 27, 2003, including, without limitation, under the caption “Risk Factors.” In addition, Interwoven’s and iManage’s filings with the SEC, including but not limited to Interwoven’s most recent reports on Forms 10-K and 10-Q filed with the SEC on March 25, 2003 and August 13, 2003, and iManage’s Forms 10-K, 10-Q and 10-Q/A filed with the SEC on March 26, 2003, August 8, 2003 and August 11, 2003, respectively, also identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements. If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, Interwoven’s or iManage’s results could differ materially from either company’s expectations in these statements. Neither company assumes any obligation and does not intend to update these forward-looking or other statements in this release.

These filings are available on a Website maintained by the Securities and Exchange Commission at http://www.sec.gov.